UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

800 3rd Ave, Suite 2800

New York NY 10022

(212) 220-3967

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation of Wei Fang From His Director Position

On September 21, 2020, Mr. Wei Fang resigned from his position as a member of the Board of Directors (the “Board”) and all of his positions from the Board committees of Color Star Technology Co., Ltd. (the “Company”). Mr. Fang’s resignation did not result from any disagreement with the Company.

Appointment of Yingxian (Elaine) Xiang as a Member of the Board

On September 21, 2020, Ms. Yingxian (Elaine) Xiang was appointed as a new member of the Board, Chairwoman of the Compensation Committee, a member of the Audit Committee and the Nominating and Governance Committee of the Board to fill in the vacancy created by Mr. Fang’s resignation, effective immediately.

Ms. Xiang is an accomplished business leader with over twenty years of experience in E-business development, strategic marketing, product and project management with various companies, and with a recent focus on offline and online education. She cofounded Skytree Education Association in 2017 and has been serving as the president since then. From 2012 to 2016, Ms. Fang was the cofounder and CEO of DreamBox Education & Technology Corp., one of the most recognizable brands in international education in Shenzhen, China. From 2008 to 2010, Ms. Fang was Director of Strategic Marketing at Official Payments. Ms. Fang’s earlier experience includes her serving as Vice President in E-Business at CitiGroup from 2004 to 2008 and as a senior consultant at Blue Martini Solutions Inc. from 2001 to 2004. Ms. Fang received her Bachelor of Economics, International Business Administration with a second major of Chemical Engineering from East China University of Science and Technology. She also received her MBA (Master of International Business) from University of South Carolina.

Ms. Xiang has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Ms. Xiang had, or will have, a direct or indirect material interest.

Ms. Xiang shall receive a monthly compensation of $3,000 pursuant the Company’s Offer Letter (the “Offer Letter”) dated September 21, 2020. The Offer Letter is qualified in its entirety by reference to the complete text of the Offer Letter, which is filed hereto as Exhibits 99.1.

Financial Statements and Exhibits.

Exhibits.

Exhibit No.	Description
99.1	Offer Letter to Ms. Yingxian (Elaine) Xiang, dated September 21, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 25, 2020

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Biao (Luke) Lu
Name:	Biao (Luke) Lu
Title:	Chief Executive Officer